# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seadrill Ltd, CIK 0001737706
CUSIP: G7997W102
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: PAR-LA-VILLE PLACE, 14 PAR-LA-VILLE ROAD, HAMILTON, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535978

## Reporting persons
- Adage Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,429,169; sole dispositive power 0; shared dispositive power 3,429,169; aggregate amount beneficially owned 3,429,169 (5.31% of the class)
- Robert Atchinson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,429,169; sole dispositive power 0; shared dispositive power 3,429,169; aggregate amount beneficially owned 3,429,169 (5.31% of the class)
- Phillip Gross: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,429,169; sole dispositive power 0; shared dispositive power 3,429,169; aggregate amount beneficially owned 3,429,169 (5.31% of the class)

## Item 1. Issuer
Name of issuer: Seadrill Ltd
Address of issuer's principal executive offices: Park Place, 55 Par-la-Ville Road, Hamilton HM 11 Bermuda

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Adage Capital Management, L.P., a Delaware limited partnership ("ACM"), as the investment manager of Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), with respect to the common shares, par value $0.01 per share ("Common Shares") of Seadrill Limited, a Bermuda exempted company (the "Company") directly held by ACP;

(ii) Robert Atchinson ("Mr. Atchinson"), as (1) managing member of Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), managing member of Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), general partner of ACP and (2) managing member of Adage Capital Partners LLC, a Delaware limited liability company ("ACPLLC"), general partner of ACM, with respect to the Common Shares directly held by ACP; and

(iii) Phillip Gross ("Mr. Gross"), as (1) managing member of ACA, managing member of ACPGP and (2) managing member of ACPLLC, general partner of ACM, with respect to the Common Shares directly held by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
Citizenship: ACM is a limited partnership organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 64,626,122 Common Shares outstanding, which is the difference obtained by subtracting (i) the sum of (x) approximately 5,100,000 Common Shares repurchased by the Company during the six months ended June 30, 2024, as disclosed by the Company in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 5, 2024 and (y) 4,000,000 Common Shares repurchased by the Company during the third quarter of 2024, as disclosed by the Company in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 12, 2024, from (ii) the sum of (x) the 73,705,343 Common Shares outstanding as of December 31, 2023, as reported in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on March 27, 2024 and (y) the 20,779 Common Shares issued by the Company on August 8, 2024, as disclosed by the Company in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 8, 2024.
Percent of class: 5.31
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Adage Capital Management, L.P.: /s/ Robert Atchinson, By: Adage Capital Partners LLC, its General Partner, By: Robert Atchinson, its Managing Member (02/12/2025)
- Robert Atchinson: /s/ Robert Atchinson, Robert Atchinson, individually (02/12/2025)
- Phillip Gross: /s/ Phillip Gross, Phillip Gross, individually (02/12/2025)